UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 22, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Cumberland Pharmaceuticals, Inc.

File No. 1-33637 - CF#25258

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Cumberland Pharmaceuticals, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on May 17, 2010.

Based on representations by Cumberland Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.9.4	through April 7, 2011
Exhibit 10.21.2	through October 13, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Daniel S. Greenspan
Special Counsel